Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2020

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE EGM.

A notice convening the EGM to be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m. is set out on pages 7 to 8 of this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 10:00 a.m., on Tuesday, 24 March 2020). Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

7 February 2020

— i —

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors

“CNPC”	China National Petroleum Corporation, the controlling Shareholder of the Company, which holds 80.25% equity interests in the Company as of the date of this circular

“Company” or “the Company”	PetroChina Company Limited (中國石油天然氣股份有限公司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“EGM”	the first extraordinary general meeting of 2020 of the Company to be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m.

“EGM Notice”	the notice of the EGM as set out on pages 7 to 8 of this circular

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

    LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Liu Yuezhen	World Tower
Jiao Fangzheng	16 Andelu
Duan Liangwei	Dongcheng District
Lin Boqiang*	Beijing 100011
Zhang Biyi*	PRC
Elsie Leung Oi-sie*
Tokuchi Tatsuhito*	Office Address:
Simon Henry*	9 Dongzhimen North Street
Dongcheng District
Beijing 100007
PRC

*	Independent non-executive Directors

7 February 2020

To the Shareholders

Dear Sir/Madam,

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2020

INTRODUCTION

Reference is made to the announcement of the Company dated 5 February 2020 in relation to the proposed election and appointment of Directors. The purpose of this circular is to provide you with information regarding the proposed election and appointment of Directors in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the EGM.

    LETTER FROM THE BOARD

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

The Board proposes to appoint Mr. Dai Houliang (“Mr. Dai”) and Mr. Lv Bo (“Mr. Lv”) to be Directors. The biographical details of Mr. Dai and Mr. Lv are set out below:

Mr. Dai Houliang, aged 56, is the Chairman and the Secretary of the Party committee of CNPC. Mr. Dai is a professor-level senior engineer with a doctorate degree, an academician of the Chinese Academy of Engineering and has nearly 35 years of working experience in China’s petroleum and petrochemical industry. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation, and served as Director and Vice President of Yangzi Petrochemical Co., Ltd. in April 1998. From July 2002, he became Vice Chairman, President and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd., and Director of Yangzi Petrochemical Corporation. In December 2003, he served as the Chairman, President and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation, and from November 2004, concurrently as Chairman of BASF-YPC Company Limited. From September 2005, he served as Deputy CFO of China Petroleum & Chemical Corporation (“Sinopec Corp.”) (a company listed on the Stock Exchange with stock code: 386, listed on the Shanghai Stock Exchange with stock code: 600028, American Depositary Receipt code: SNP and Global Depositary Receipt code: SNP), Vice President and Deputy CFO of Sinopec Corp. in November 2005, and as Director, Senior Vice President and CFO of Sinopec Corp from May 2006. In June 2008, he was appointed as a member of the Party committee of China Petrochemical Corporation. From May 2016, he served as the President, Director and the Deputy Secretary of the Party committee of China Petrochemical Corporation, and concurrently as Vice Chairman and the President of Sinopec Corp. in August 2016, concurrently as the Chairman and the President of Sinopec Corp. from May 2018. In July 2018, he served as the Chairman and the Secretary of the Party committee of China Petrochemical Corporation. Mr. Dai was appointed as the Chairman and the Secretary of the Party committee of CNPC in January 2020.

Mr. Lv Bo, aged 57, is a member of the Party committee and Vice President of CNPC. Mr. Lv is a senior economist with a master’s degree and has nearly 20 years of working experience in China’s oil and gas industry. In January 2002, Mr. Lv was appointed as Director-General of Human Resources Department of China National Offshore Oil Corporation (“CNOOC”). He served as the Assistant President of CNOOC in November 2006, a member of the Party committee of CNOOC in November 2007, and concurrently as the Secretary of the subordinate Party committee of CNOOC in October 2008. From April 2010, he served as a member of the Party committee and Vice President of CNOOC, and from December 2012, concurrently as the Chairman of CNOOC Energy Technology & Services Limited (a company listed on the Shanghai Stock Exchange with stock code: 600968), from May 2015, concurrently as the President of CNOOC Party School, and from December 2016, concurrently as the Chairman of Offshore Oil Engineering Co., Ltd. (a company listed on the Shanghai Stock Exchange with stock code: 600583) and China Oilfield Services Limited (a company listed on the Stock Exchange with stock code: 2883). Mr. Lv served as a member of the Party committee and Vice President of CNPC in November 2019.

Save as disclosed above, as at the date of this circular, Mr. Dai and Mr. Lv (i) did not hold any directorship in any other listed companies in the past three years; (ii) have no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Hong Kong Listing Rules) or controlling Shareholder (as defined in the Hong Kong Listing Rules) of the Company; and (iii) do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

LETTER FROM THE BOARD

Save as disclosed above, as at the date of this circular, there is no information on Mr. Dai and Mr. Lv that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Dai and Mr. Lv’s appointments as Directors shall commence upon the approval by the Shareholders and will be three years. The Directors’ emoluments of Mr. Dai and Mr. Lv will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to their duties, responsibilities and performance and the results of the Group.

EXTRAORDINARY GENERAL MEETING

The EGM will be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m. to approve, among other things, the proposed election and appointment of Directors by way of ordinary resolution. A form of proxy and the reply slip for use at the EGM are enclosed with this circular.

The EGM Notice is set out on pages 7 to 8 of this circular.

Whether or not you are able to attend the EGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by not later than 10:00 a.m., on Tuesday, 24 March 2020). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company on Monday, 24 February 2020 are entitled to attend the EGM. The register of members of H Shares of the Company will be closed from 24 February 2020 to 25 March 2020 (both days inclusive), during which period no share transfer of H Shares will be registered. Holders of H Shares who wish to attend the EGM are required to deposit the transfer documents together with the relevant share certificates at the Company’s H Share Registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on Friday, 21 February 2020 for registration.

The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement again. The EGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors believe the proposed election and appointment of Directors is in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the EGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the EGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2020

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2020

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2020 of PetroChina Company Limited (the “Company”) (the “EGM”) will be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m. to consider and approve the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the election of the following persons nominated as directors of the Company:

(1)	Mr. Dai Houliang as director of the Company;

(2)	Mr. Lv Bo as director of the Company.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

7 February 2020

Notes:

1.

The register of members of H Shares of the Company will be closed from Monday, 24 February 2020 to Wednesday, 25 March 2020 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the EGM, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Friday, 21 February 2020. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Monday, 24 February 2020 are entitled to attend and vote in respect of resolutions to be proposed at the EGM.

2.

Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder. Due to the epidemic of novel coronavirus, Shareholders are encouraged to adopt the appropriate way to vote at the EGM.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2020

3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the secretariat of the Board (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 10:00 a.m., on Tuesday, 24 March 2020). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

5.

Shareholders who intend to attend this EGM in person or by proxy should return the reply slip accompanying each notice of EGM to the secretariat of the Board on or before Thursday, 5 March 2020 by hand, by post or by fax.

6.	This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending this EGM are responsible for their own transportation and accommodation expenses.

7.	The address of the secretariat of the Board is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6624

Fax: (8610) 6209 9561

8.

As at the date of this announcement, the Board comprises Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.